UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

CERTIFICATION OF TERMINATION OF REGISTRATION OF A CLASS OF SECURITY UNDER
SECTION 12(g) OR NOTICE OF SUSPENSION OF DUTY TO FILE REPORTS PURSUANT TO SECTIONS 13 AND 15(d) OF THE ACT SECTION 12(g).


                          FOUNDATION REALTY FUND, LTD.
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             (Exact name of registrant as specified in its charter)

               1100 Abernathy Rd., NE, Northpark 500, Suite 700,
                        Atlanta, GA 30328 (770) 551-0007
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               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                      Units of Limited Partnership Interest
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            (Title of each class of securities covered by this Form)

                                 Not Applicable
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)   X            Rule 12h-3(b)(1)(i)    X
                                 ---                                 ---
            Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
            Rule 12g-4(a)(2)(i)                Rule 12h-3(b)(2)(i)
            Rule 12g-4(a)(2)(ii)               Rule 12h-3(b)(2)(ii)
                                               Rule 15d-6             X
                                                                     ---
                Approximate number of holders of record as of the
                        certification or notice date:       731
                                                      --------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                               FOUNDATION REALTY FUND, LTD.
                               RJ Properties, Inc. - General Partner
Date: August 31, 2004       By: /s/ J. Robert Love
---------------------          -------------------------------------------------
                               J. Robert Love - President of the General Partner

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                                (See Attachment)

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form
SEC2069 (09-03)   displays a currently valid OMB control number.

                                     FORM 15

CERTIFICATION OF TERMINATION OF REGISTRATION OF A CLASS OF SECURITY UNDER
SECTION 12(g) OR NOTICE OF SUSPENSION OF DUTY TO FILE REPORTS PURSUANT TO SECTIONS 13 AND 15(d) OF THE ACT SECTION 12(g).


                           FOUNDATION REALTY FUND, LTD
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             (Exact name of registrant as specified in its charter)

                                   Attachment
                                   ----------

Foundation Realty Fund, Ltd. sold its sole remaining asset on March 1, 2004 and documented the transaction on its 8-K filing dated March 3, 2004. Except for approximately $9,000 in cash, all Partnership assets have been distributed. The remaining $9,000 will be spent for preparation of the Partnership's final 2004 tax return and the Partnership's liquidation.

If you have any questions about this Partnership liquidation or the Form 15 filing, please contact John R. Luckett at (770) 551-0007.